Beckstead and Watts, LLP
Certified Public Accountants
3340 Wynn Road, Suite B
Las Vegas, NV 89102
702.257.1984  tel
702.362.0540 fax



May 25, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Galaxy Championship Wrestling, Inc. (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2003 and 2002. Effective May 25, 2004, we were terminated by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated May 25, 2004, and we agree with such statements except that we cannot confirm or deny that the appointment of Braverman & Co., P.C. was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,


/s/Beckstead and Watts, LLP
Beckstead and Watts, LLP